Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi establishes three-year collaboration with Stanford Medicine to accelerate immunology research

*	Projects led by collaborating researchers from the two organizations will focus on autoimmune diseases and inflammatory conditions

PARIS and Palo Alto, CA – May 6, 2021 – Sanofi has entered into a three-year research collaboration with Stanford University School of Medicine. Together, the two organizations and their scientists will work to advance the understanding of immunology and inflammation through open scientific exchange. Additionally, Sanofi will provide funding and scientific inputs into projects of mutual interest, crossing multiple therapeutic areas including autoimmune diseases and inflammatory conditions.

“We look forward to working with some of the most innovative scientists in the human immunology community. Together we will explore groundbreaking concepts and obtain deeper insights into underlying inflammatory disease mechanisms,” said Frank Nestle, Global Head of Research and Chief Scientific Officer, Sanofi. “Sanofi’s collaboration with Stanford University aims to transform how autoimmune disorders and inflammatory conditions are understood and treated. It will help accelerate our ambitious immunoscience programs as we advance a rich pipeline of first- and best-in-class medicines across key therapeutic areas to address unmet patient needs.”

Sanofi and Stanford Medicine will create a Joint Steering Committee to fund up to three programs a year. Sanofi will host an annual research forum for researchers from both organizations to further exchange ideas, share knowledge and perspectives on relevant scientific matters, and discuss collaborative research projects.

“Stanford Medicine is dedicated to advancing knowledge and discovery with the goal of improving our ability to predict, prevent and cure disease with the most precise approaches,” said Lloyd Minor, MD, Dean of the Stanford School of Medicine. “The opportunity for long-term collaboration with our colleagues at Sanofi will allow us to explore together new frontiers in autoimmune diseases and inflammatory conditions.”

The collaboration will begin with three “deep-dive” research projects:

•	Exploring cytokine crosstalk in type 2 inflammation, specifically examining the impact of Sanofi’s investigational molecules on excessive type 2 inflammation.

•	Decoding molecular drivers of effector and suppressor T cells in autoimmunity, to better understand the specific antigens that may cause type 1 diabetes.

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Defining the mechanisms of immune-related adverse events with immune checkpoint inhibitor therapy – with a focus on pneumonitis and inflammatory arthritis – to explore the role of genomics and pathogenic cell identification.

EDITOR’S NOTE: This new initiative is the latest chapter in Sanofi’s long history of collaboration that includes the Sanofi Innovation Awards (iAwards), a multi-institutional academic partnership program designed to accelerate and innovative, early-stage, disease-relevant research towards the clinic. The iAwards represent one of the largest academic–industry collaborations run by a biopharma company, and have generated early research that has led to important scientific advancements in the field, including contributions to Sanofi’s own pipeline.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Sanofi Media Relations Contact Sally Bain Tel: +1 781-264-1091 Sally.Bain@sanofi.com

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